CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

August 30, 2005

VIA EDGAR AND FACSIMILE

Errol Sanderson, Staff Attorney
United States Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 70-10
Washington, D.C. 20549
Re:	Ikona Gear International, Inc.
Registration Statement on Form SB-2
File No. 333-126523

Dear Mr. Sanderson:

          On behalf of Ikona Gear International, Inc. (the "Company"), please be advised that at the request of the Commission, the Company has recontacted the Swiss banks that are included among the Selling Securityholders listed in the Registration Statement.

          In each instance, the Company has been advised that the securities were acquired by the Swiss bank in a discretionary account of pooled investors. As such, the Swiss bank, as an entity, exercises voting and investment power with respect to the securities.

          In view of this information, it would appear that the current disclosure in the Registration Statement conforms with the requirements of Item 507 of Regulation SB.

          Please advise if the Commission has further comments regarding this matter. We are prepared to file an amendment to the Registration Statement as soon as this issue is resolved.

          Thank you very much.

                                                                                                        Sincerely,

                                                                                                        /s/ Clifford L. Neuman
                                                                                                        Clifford L. Neuman

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